Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

August 28, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Tony Burak and Jeffery Long

Re:       Variant Alternative Income Fund, File Nos.: 333-224275; 811-23336

Dear Messrs. Burak and Long:

The following responds to the comments you provided in connection with your review of the Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Variant Alternative Income Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement to be filed prior to the Registration Statement being declared effective.

1.	Comment: Please change the reference from Form N-1A to Form N-2 regarding the calculation of Acquired Fund Fees and Expenses in paragraph 6 of the “Fees and Expenses” sub-section of the Summary Section and make the corresponding change as appropriate throughout the Prospectus where this disclosure also appears.

Response: The Registrant will change the references from Form N-1A to Form N-2 regarding the calculation of Acquired Fund Fees and Expenses as requested by the Staff. The revised Fee and Expense Table is attached hereto as Exhibit A.

2.	Comment: Please confirm that there are no other fees and expenses associated with the dividend reinvestment plan that are required to be shown in the Fee and Expense Table.

Response: The Registrant confirms that there are no other fees and expenses associated with the dividend reinvestment plan that are required to be shown in the Fee and Expense Table.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3.	Comment: In the Fee and Expense Table, add a line showing the total annual Fund expenses above the expense reimbursement and indicate that the final line is net of waivers/reimbursements.

Response: The Registrant will add above the “Expense Reimbursement” line of the Fee and Expense Table “Total Annual Expenses” and will change the caption of the last line to “Net Annual Expenses.” The revised Fee and Expense Table is attached hereto as Exhibit A.

4.	Comment: Please supplementally explain why the adviser has waived fees and/or reimbursed expenses to reduce the net expenses of each class below the contractual expense cap in the fee and expense table?

Response: The Registrant will revise the percentages of fees waived/expenses reimbursed so that the net expenses (excluding fees and interest on borrowed funds and acquired fund fees and expenses) equal the contractual expense cap of each share class. The revised Fee and Expense Table is attached hereto as Exhibit A.

5.	Comment: Please revise the disclosure to consistently describe the investment management fee as being paid monthly.

Response: The Registrant will revise the disclosure to consistently describe the investment management fee as being paid monthly.

6.	Comment: Please add to note 2 of the Fee and Expense Table, the assumed interest rate and borrowing expectations with respect to the outstanding shares of the Fund.

Response: The Registrant will revise note 2 of the Fee and Expense Table to include the assumed interest rate and borrowing expectations for the current fiscal year with respect to the outstanding shares of the Fund. The revised Fee and Expense Table is attached hereto as Exhibit A.

7.	Comment: Please include the private fund’s audited financial statements and auditor’s consent in the next Pre-Effective Amendment. Also include the unaudited financial statements for the semi-annual period ended June 30, 2018 if they are available.

Response: The Registrant will include as Appendix B to the Statement of Additional Information the private fund’s audited financial statements for the period from October 1, 2017 (commencement of operations) to December 31, 2017. The Registrant confirms that it has not prepared unaudited financial statements for the semi-annual period ended June 30, 2018.

8.	Comment: In the Fund’s audited financial statements for the period ended December 31, 2018, in Note 2, second paragraph under “Organizational and Offering Costs” please revise the reference from Note 3 to Note 4.

Response: Since the Fund’s audit is complete and these financial statements have been issued, the Registrant respectfully declines to correct this typographical error in Note 2. However, the Registrant will correct this cross reference in Note 2 in its financial statements going forward.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

We trust that the foregoing is responsive to your comments. Please note that the Registrant plans to request acceleration of the effective date of the Fund’s Registration Statement shortly after it files the next amendment to the Fund’s Registration Statement. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699 or in my absence to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

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